

Mail Stop 3030

April 30, 2010

<u>Via Facsimile and U.S. Mail</u>

John Humphrey
Chief Financial Officer
Roper Industries, Inc.
6901 Professional Parkway East, Suite 200
Sarasota, Florida 34240

> **Re:** **Roper Industries, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-12273**

Dear Mr. Humphrey:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page 26

1.   Please revise future filings to provide a report from your independent registered accounting firm that indicates the city and state where the report was issued. Refer Rule 2-02(a) of Regulation S-X.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters.   In this regard, do not hesitate to contact me or Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643 with any questions.

                                        Sincerely,

                                        Lynn Dicker
                                        Reviewing Accountant